[STAAR Surgical Company Letterhead]
December 11, 2007
Ms. Kate Tillan
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Staar Surgical Company Form 10-K for the Fiscal Year Ended December 29, 2006 Filed March 29, 2007 File No. 000-11634 Form 10-Q for the Quarter Ended June 29, 2007
Dear Ms. Tillan:
     STAAR Surgical Company (the “Company”) is providing this letter in response to comments of the Commission staff in your letter of October 4, 2007 (the “third Comment Letter”) with regard to the above-referenced reports and our letters of July 24, 2007 and October 1, 2007 responding to your comment letters dated June 1, 2007 and July 25, 2007 (the “Second Comment Letter” and the “Original Comment Letter”). For ease of reference, the comments have been reproduced below in boldface type and the responses have been set forth immediately below in standard type.
     The Company intends to file an amendment to its Annual Report on Form 10-K for the fiscal year ended December 29, 2006 as discussed in “Comment 1” below. Prior to our filing of the amendment, we respectfully request that the staff review and respond to this letter.
Form 10-K for the Fiscal Year Ended December 29, 2006
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25
-Results of Operations, page 32
     Comment 1. Please refer to prior comments 1-2 from our letter dated July 25, 2007. Please amend your filing to remove the non-GAAP disclosures as indicated in your response to these comments.
     We will amend our Annual Report on Form 10-K to remove the non-GAAP measures referenced in your letter of June 1, 2007.

Ms. Kate Tillan
Securities and Exchange Commission
December 11, 2007

Consolidated Statement of Cash Flows, page F-8
     Comment 2. Please refer to prior comment 5 from our letter dated July 25, 2007. Please provide to us your quantitative and qualitative analysis demonstrating that the impact of calculating the effect of exchange rates on your cash and cash equivalents within your statement of cash flows in accordance with paragraph 25, of SFAS 95 would be immaterial for each reporting period presented.
     The Company has attached its qualitative and quantitative analysis for the three years presented in the Form 10-K for the fiscal year ended December 29, 2006 as Exhibit A to this response.
Form 10-Q for the Quarter Ended June 29, 2007
Note 5. Note Payable and Warrant Obligation, page 5
     Comment 3. We note that you issued a warrant to purchase 70,000 shares of common stock in connection with the issuance of a $4 million promissory note on March 21, 2007. We further noted that you determined that the warrant should be accounted for as a derivative liability and should be revalued at fair value at each reporting period. However we note that you did not provide similar disclosures within your March 30, 2007 Form 10-Q. Please tell us how you accounted for the warrants on the date of issuance. Cite the accounting literature relied upon on the date of issuance and how you applied this literature to your situation. Within your discussion, please explain to us if the determination to record this warrant as a liability at fair value at each reporting period represented a change in your original accounting for the warrant. We may have further comments upon reviewing your response.
     The Company originally accounted for the warrant as an equity instrument in the March 30, 2007 Form 10-Q based on a review of Emerging Issues Task Force Issue No 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock” (“EITF 00-19”) and based on the fact that by its terms the March 21, 2007 Warrant Agreement provides for the warrant to be settled only for shares of common stock of the Company. The Company’s disclosures in its Quarterly Report on Form 10-Q for the quarter ended March 30, 2007 were based on this treatment. During the second quarter of 2007 the Company re-evaluated the effect of registration rights provided in the Warrant Agreement in light of EITF 00-19 and determined that the warrant should instead be accounted for as a liability.
     EITF 00-19 provides that a derivative instrument is treated as a liability rather than equity if the issuer may be required to settle the contract in cash if an event occurs that is outside the control of the company. In the specific context of a warrant with registration rights, paragraph 17 of EITF 00-19 provides that if the issuer (1) is required to settle the instrument with registered shares, (2) does not specify how the contract will be settled if the company cannot deliver registered shares, and (3) does not specify when net-cash settlement is permitted or required, the instrument must be treated as a liability or asset because share settlement is not within the company’s control.

Ms. Kate Tillan
Securities and Exchange Commission
December 11, 2007

     The registration rights included in the Warrant Agreement obligate the Company to file a registration statement under the Securities Act of 1933, as amended, for the resale of the shares of stock issuable on exercise of the Warrant (the “Warrant Shares”) and to secure effectiveness of the registration statement within four months of the issuance of the Warrant. STAAR’s initial analysis of the warrant was based on the fact that the Warrant Agreement requires the Company to exercise “best efforts” in filing, securing effectiveness for and maintaining effectiveness of the registration statement, and the holder acknowledges that it may receive unregistered shares. Accordingly the Company believed that so long as it exercised best efforts (which is entirely within the Company’s control) it could settle the warrant in unregistered shares. However, the Warrant Agreement also provides that notwithstanding the exercise of best efforts, “in no event” shall effectiveness be obtained more than four months after the date of the warrant. After focusing more directly on this clause in light of EITF 00-19, the Company determined that by its terms the warrant falls under the guidance of paragraph 17 of EITF 00-19 and must be treated as a liability, and the original treatment was in error.
     Under the treatment now adopted, the Company is required at each reporting period to evaluate whether the warrant continues to be a liability, and if so, determine the fair value of the warrant, with the change in value recorded in earnings. It should be noted that once effective registration is secured, the obligation to maintain effectiveness requires only “best efforts,” so the company believes that from that point forward equity treatment will likely be deemed appropriate under EITF 00-19.
     The Company evaluated the impact on its financial statements for the quarter ended March 30, 2007 of correcting this error and determined that the required reclassification adjustment of $267,000 was of an insignificant nature to those financial statements (less than 0.9% of equity and 1.3% of liabilities) and believed that correcting the error on a prospective basis only during the second quarter was appropriate. The impact on the net loss and loss per shares for the quarter ended March 30, 2007 due to the misclassification would have been $12,000 and $0.0005 per share which the Company believes is immaterial. The Company reviewed its conclusion and materiality assessment of the misclassification with its independent auditors, BDO Seidman, LLP, who agree with our conclusion.
     Comment 4. Please revise future filings to disclose the significant assumptions used within the Black-Scholes valuation model to value any equity instruments you carry at fair value issued in connection with your financing arrangements. In this regard, please also revise your critical accounting policy section in MD&A to disclose how you determined the significant inputs into the model utilized.
     The Company will revise future filings to disclose the significant assumptions used within the Black-Scholes valuation model to value any equity instruments carried at fair value issued in connection with Company financing arrangements. The Company will also revise its critical accounting policy section in MD&A to disclose how the significant inputs utilized in the model were determined.

Ms. Kate Tillan
Securities and Exchange Commission
December 11, 2007

     The sample disclosure for the significant assumptions used within the Black-Scholes valuation model is as follows:
     Assumptions
     The fair value of the warrant was estimated on [period end date] using a Black-Scholes option valuation model based on the assumptions noted in the following table. Expected volatilities are based on historical volatility of the Company’s stock. The expected life of the warrant is determined by the amount of time remaining on the original six year term of the agreement. The risk-free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at each reporting period.

Expected dividends	X %
Expected volatility	XX.XX%
Risk-free rate	X.XX%
Expected life (in years)	X
     The sample disclosure for the critical accounting policies in MD&A disclosing the derivation of the significant assumptions used within the Black-Scholes valuation model is as follows:
•	Fair value of Warrants. We account for the issuance of Company derivative equity instruments in accordance with Emerging Issues Task Force Issue No 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” The Company agreed to use its best efforts to register and maintain registration of the common shares underlying the warrant (the “Warrant Shares”), so that the warrant holder may freely sell the Warrant Shares if the warrant is exercised, and agreed that in any event it would secure effective registration within four months of issuance. In addition, while the agreement does not require cash settlement in the case the Company is unable to register the shares, it does not specifically preclude cash settlement, so in accordance with EITF 00-19, the Company has assumed that cash settlement could be required in the absence of effective registration. Accordingly, the liability created by the Company’s agreement to register and keep the underlying shares registered has been recorded as a warrant liability using a Black-Scholes option pricing model. The balance sheet classification of the warrant is evaluated each reporting period. Expected volatilities are based on historical volatility of the Company’s stock. The expected life of the warrant is determined by the amount of time remaining on the original six year term of the agreement. The risk-free rate for periods within the contractual life of the warrant is based on the U.S. Treasury yield curve in effect at each reporting period. Any gains or losses resulting from the changes in fair value from period to period are included as an increase or decrease of other income (expense). Once registration becomes

Ms. Kate Tillan
Securities and Exchange Commission
December 11, 2007

effective for the resale of the warrant shares, the Company will be obligated only to use its best efforts to maintain registration, and at that point the Company believes it will be appropriate to treat the warrant obligation as equity rather than a liability.
     In connection with the foregoing responses to the comments of the staff, the Company further acknowledges the following:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any additional comments or questions, please contact us.

Very truly yours,
/s/ Deborah Andrews
Deborah Andrews
Chief Financial Officer

EXHIBIT A
STAAR Surgical Company
Materiality Assessment for Consolidated Statement of Cash Flows
As Included in the Annual Report on Form 10-K dated December 29, 2006
Below is a summary of the effect of the application of SFAS 95 to the Statement of Cash Flows for each of the periods presented in the Form 10-K dated December 29, 2006:
For the year ended December 29, 2006 (in thousands):

		Effect of		% Chg vs.
	As Reported	SFAS 95	Adjusted	As Rep
Cash used in operating activities	$(8,647)	$578	$(8,069)	6.7%
Cash provided by investing activities	145	(5)	140	(3.4)%
Cash provided by financing activities	2,809	(14)	2,795	(0.5)%
Effect of exchange rate changes	743	(559)	184	(75.2)%

Decrease in cash and cash equivalents	$(4,950)	$—	$(4,950)
For the year ended December 30, 2005 (in thousands):

		Effect of		% Chg vs.
	As Reported	SFAS 95	Adjusted	As Rep
Cash used in operating activities	$(6,976)	$(572)	$(7,548)	(8.2)%
Cash provided by investing activities	4,077	(10)	4,067	(0.2)%
Cash provided by financing activities	12,298	(59)	12,239	(0.5)%
Effect of exchange rate changes	(878)	641	(237)	73.0%

Increase in cash and cash equivalents	$8,521	$—	$8,521
For the year ended December 31, 2004 (in thousands):

		Effect of		% Chg vs.
	As Reported	SFAS 95	Adjusted	As Rep
Cash used in operating activities	$(8,804)	$156	$(8,648)	(1.8)%
Cash used in investing activities	(7,294)	126	(7,168)	(1.7)%
Cash provided by financing activities	12,547	0	12,547	(0.0)%
Effect of exchange rate changes	452	(282)	170	(62.4)%

Decrease in cash and cash equivalents	$(3,099)	$—	$(3,099)
     In determining whether the foregoing changes were so material that a restatement of historical cash flows would be warranted, the Company applied Staff Accounting Bulletin 99 — Materialty (“SAB 99”), which requires both quantitative and qualitative analysis of materiality.
     Materiality: Quantitative Analysis. The application of paragraph 25 of SFAS 95 principally affects the cash flow statement by moving the effect of exchange rate changes on cash and cash equivalents to items that effect cash used in operating activities. However, these changes would ultimately affect cash used in operating activities by less than 10% in each of the periods presented. Accordingly, the Company believes that the effect of these changes is numerically too small to be material from a quantitative standpoint.
     Materiality: Qualitative Analysis. SAB 99 requires an issuer to consider the qualitative materiality of an item disclosed even when its effect is numerically insignificant. In determining the qualitative importance to investors of the adjustments resulting from the application of paragraph 25 of SFAS 95, the Company relied on the general statement of the purpose of the cash flow statement, which is set forth in paragraph five of SFAS 95 as follows:
The information provided in a statement of cash flows, if used with related disclosures and information in the other financial statements, should help investors, creditors, and others to (a) assess the enterprise’s ability to generate positive future net cash flows; (b) assess the enterprise’s ability to meet its obligations, its ability to pay dividends, and its needs for external financing; (c) assess the reasons for differences between net income and associated cash receipts and payments; and (d) assess the effects on an enterprise’s financial position of both its cash and noncash investing and financing transactions during the period.
     The Company does not believe that restating its cash flow statement for the effect of SFAS 95 would alter the conclusion of investors, creditors, or others in the assessment of a) through d) above, and does not believe that trends relating to cash used in operations have been altered or masked. Accordingly, the Company does believe that the changes resulting from application of SFAS 95 could materially affect the quality of disclosure to investors, and does not believe it is necessary to amend the Annual Report on Form 10-K dated December 29, 2006 to incorporate the foreign currency changes.
     The Company notes that in recent periods its mix of operations has changed so that international operations have represented a larger share of the business. If this trend continues the effect of currency on cash flows could become material. Accordingly, we have prepared the cash flow statement for the nine months ended September 28, 2007 and September 29, 2006 in accordance with the provisions of SFAS 95 related to the effect of foreign currency. We have also included disclosure in the notes to the financial statements related to the nature and amounts of the changes to facilitate the readers understanding. We will continue to prepare cash flow statements included in future filings in accordance with the provisions of SFAS 95.